FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, December 15, 2005

Mr. Alejandro Ferreiro Yazzigi
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and the provisions of General Regulation No.30 of the Superintendency, and under the powers conferred on me, I wish to advise you of the following material information. The board of Empresa Nacional de Electricidad S.A. (Endesa Chile), at its ordinary meeting held today, agreed to approve the final note to proceed with Mitsubishi Corporation with respect to the San Isidro Plant Expansion Project, which consists of the construction of a liquefied natural gas (LNG) combined-cycle plant with a maximum capacity of 377 MW.

The Board of Director’s approval of the note to proceed is the ratification the Company required before December 31, 2005 for the final go-ahead of the project.

The San Isidro Plant Expansion Project already has received all the corresponding environmental authorizations.

Yours sincerely,

Rafael Mateo Alcalá
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: December 15, 2005	By:	/s/ RAFAEL MATEO ALCALA

Name: Rafael Mateo Alcalá
Title: General Manager